SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the Month of February 2016

Commission File Number 000- 29884

R.V.B. HOLDINGS LTD.
 (Translation of registrant's name into English)

Amot Mishpat Bldg., 8 Shaul Ha’Melech Blvd., Tel Aviv 64733, Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____.

EXPLANATORY NOTE

R.V.B Holdings Ltd. (in creditors arrangement) (the “Company”) hereby announces that the on February 2, 2016, the Tel-Aviv District Court, following meetings held of the Company's shareholders and creditors, approved the creditors arrangement (the “Scheme of Arrangement”), which is described in more detail in the Company’s proxy statement for the Special General Meeting of Shareholders that was attached as Exhibit 99.1 to a Report of Foreign Private Issuer on Form 6-K that the Company furnished to the Securities and Exchange Commission on December 21, 2015.

The Scheme of Arrangement provides for the sale of the Company to Aviv Tzidon and Magic Stones - Gemstone Import and Marketing Ltd. (Collectively, the “Buyer”) by way of share issuance. Pursuant to the Scheme of Arrangement, the trustee of the Scheme of Arrangement will act, in the following order, to: (1) cancel the nominal value of the Company’s shares, such that the Company’s shares will not have any nominal value, (2) convert 71,923,175 non-tradeable options to purchase ordinary share of the Company into 71,923,175 ordinary shares of the Company, (3) conduct a reverse split of the Company’s shares at a ratio of 30,465:1 (i.e., for each 30,465 shares of the Company, the shareholders of the Company will receive one (1) share), and (4) increase the share capital of the Company to 700,000,000 ordinary shares of the Company with no nominal value.

Upon completion of the procedures detailed above, the Company will issue the Buyer 9,990,000 ordinary shares of the Company, which, on the date of issuance, will represent 99.9% of the issued and outstanding share capital of the Company on a fully diluted basis (the “Issuance”). In consideration for the Issuance, the Buyer will pay the trustee of the Scheme of Arrangement NIS 600,000.

The effective date for the reverse split is February 25, 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

R.V.B. HOLDINGS LTD. (IN CREDITORS ARRANGEMENT) (Registrant)

By:	/s/ Mordechai Shalev, Adv.
Name: Mordechai Shalev, Adv.
Title: Trustee of the Creditors Arrangement (Executive Principal Officer)

Date: February 18, 2016